Ceasing Control of Credit Suisse High Income Class A

As of April 30, 2008, Charles Schwab & Co Inc Special Custody Account for the exclusive benefit of customers ("Shareholder") owned 1,185,500.780 shares of the Fund, which represented 26.00% of the Fund. As of October 31, 2008, Shareholder owned 879,219.728 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.